UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 12b-25	SEC File Number: 1-10986
NOTIFICATION OF LATE FILING	Cusip Number: 604871103

(Check one) Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☒ Form 10-D ☐ Form N-SAR ☐ Form N-CSR ☐

For Period Ended: December 31, 2016

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

MISONIX, INC.
Full Name of Registrant

Former Name if Applicable

1938 New Highway
Address of Principal Executive Office (Street and Number)

Farmingdale, NY 11735
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution reported on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Misonix, Inc. (the “Company”) previously reported that, as a result of a voluntary internal investigation overseen by its Audit Committee related to material weaknesses in the Company’s internal control over financial reporting at June 30, 2016, the filing by the Company of its Annual Report on Form 10-K for the fiscal year ended June 30, 2016 (the “10-K”) and the filing of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016 (the “Q1 10-Q”) were being delayed pending completion of the investigation. The internal investigation has now been completed and the Audit Committee has no information to suggest that any of the Company’s previously reported financial statements and results are incorrect in any material respect. Although the Company filed the 10-K on February 9, 2017, it is still in the process of preparing the Q1 10-Q and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2016 (the “Q2 10-Q”). As a result of the backlog associated with completing and filing the 10-K and the preparation of the Q1 10-Q, the Company will not be in a position to file the Q2 10-Q within the 5-day extension period provided in Rule 12b-25(b). The Company is working diligently to resolve these matters and intends to file both the Q1 10-Q and the Q2 10-Q as promptly as reasonably practicable. Management currently believes that the Company will be in a position to file the aforementioned reports not later than March 13, 2017.

(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stavros G. Vizirgianakis	(631)	694-9555
Name	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016

(3)	It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Preliminary results for the second fiscal quarter ended December 31, 2016 are net sales of $6.0 million, compared with net sales of $6.0 million for the second fiscal quarter ended December 31, 2015. For the six months ended December 31, 2016, preliminary sales are $12.2 million, or 8.0% higher than for the first six months of the prior year of $11.3 million. Due to the delay and internal resource allocation associated with the filing of the Company’s 10-K, the Company is not in a position to provide preliminary net income data for the second fiscal quarter and the six months ended December 31, 2016.

MISONIX, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 10, 2017	By:	/s/ Stavros G. Vizirgianakis
Stavros G. Vizirgianakis
Interim Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).